United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  X  Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes       No  X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes       No   X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No  X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Table of Contents:

Press Release
Signature Page

Press Release
CVRD to pay dividend to shareholders from October 31
Rio de Janeiro, October 14, 2005 — Companhia Vale do Rio Doce (CVRD) informs that it approved today the payment of the second installment of the 2005 minimum dividend to shareholders, US$500 million, as well as the proposed additional dividend of US$300 million. The total payment of US$800 million, equivalent to US$0.69 per outstanding share, will be made to CVRD shareholders from October 31, 2005.
1.	Minimum dividend:

The minimum dividend for the year 2005 was announced on January 31, 2005 establishing the amount of US$1 billion to be distributed in two equal installments during the year. The first installment, in the form of interest on shareholders equity, was paid commencing on April 29.

The payment of the second installment, in the amount of US$500 million, will be paid from October 31, as follows:
•	R$782,000,000.00 (seven hundred eighty-two million Brazilian reais) in the form of interest on shareholders equity, equivalent to R$0.67 per common or preferred share outstanding. This value corresponds to US$0.30 per common or preferred share outstanding.

•	R$349,350,000.00 (three hundred and forty-nine million, three hundred and fifty thousand Brazilian reais) in the form of dividends, equivalent to R$0.30 per common or preferred share outstanding. This amount corresponds to US$0.13 per common or preferred share outstanding.
2.	Additional dividend:

An additional dividend for this year, proposed on September 23, 2005 in the amount of US$300 million, equivalent to R$678,810,000.00 (six hundred and seventy-eight million, eight hundred and ten thousand Brazilian reais), will also be paid on October 31, in the form of dividends. This amount corresponds to R$0.58 per common or preferred shares outstanding, which equals to US$0.26 per common or preferred share outstanding.
The values were obtained from the conversion of the US dollar (USD) amount, using the USD/BRL exchange rate bid value (Ptax — option 5) informed by the Central Bank of Brazil on October 13, 2005, of R$2.2627 per US dollar.
On the distribution of interest on shareholders equity, income tax will be levied and retained at source at valid rates, and there will be no withholding income tax on the distribution of dividends.
Therefore, on October 31, 2005, an amount of R$1,810,160,000.00 (one billion, eight hundred and ten million, one hundred and sixty thousand Brazilian reais) will be distributed to CVRD shareholders, corresponding to R$1.57 (one real and fifty-seven cents) per common or preferred share outstanding.

Press Release
The record date for CVRD shares traded on the São Paulo Stock Exchange, Bovespa, is today, October 14, 2005. For the Company’s American Depository Receipts (ADRs) traded on the New York Stock Exchange, NYSE, the record date will be on October 19, 2005. All shareholders on these respective record dates will have the right to the dividend payment. CVRD shares will trade ex-dividend in both markets from Monday, October 17, 2005.
The total dividend distribution for 2005, of US$1.3 billion, represents an increase of 65% over the distribution made in 2004 and implies an annual average growth rate of 39% since 2002.
This payment is in line with CVRD’s Dividend Policy. The establishment of this Policy had the main purpose of reducing uncertainties of the Company’s shareholders regarding the minimum dividend for the year.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations